EXHIBIT 4

SUPPLEMENTAL MEZZANINE FACILITY AGREEMENT

Dated 24th September 2002

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE LENDERS LISTED HEREIN

Dickson Minto W.S.
Edinburgh

THIS SUPPLEMENTAL MEZZANINE FACILITY AGREEMENT is made the 24th day of September 2002 between:

(1)

SPORTECH PLC (formerly known as Rodime plc) (Registered Number 69140), a company incorporated in Scotland with limited liability with its registered office situated at 249 West George Street, Glasgow G2 4RB (the “Borrower”);

(2)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of The Mound, Edinburgh EH1 1YZ as agent (the “Agent”) for and on behalf of the Lenders;

(3)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as arranger (“the Arranger”); and

(4)

THE LENDERS named in Schedule 1 (as hereinafter defined).

WHEREAS:

(A)

The Borrower, the Agent, the Arranger and the Lenders entered into a facility agreement dated 10th August 2000 (as supplemented by a supplemental facility agreement dated 15th October 2001 between the parties thereto and as supplemented, varied, novated, restated or amended from time to time the “Mezzanine Facility Agreement”) in terms of which a term loan facility was made available to the Borrower;

(B)

the parties wish to make certain amendments to the Mezzanine Facility Agreement.

NOW IT IS AGREED AND DECLARED as follows:

1.

DEFINITIONS AND INTERPRETATION

1.1

In this Supplemental Mezzanine Facility Agreement a term defined in the Mezzanine Facility Agreement has the same meaning when used in this Supplemental Mezzanine Facility Agreement unless otherwise defined herein and Schedule 10 of the Mezzanine Facility Agreement shall apply hereto.

1.2

This Supplemental Mezzanine Facility Agreement is a Financing Document in terms of the Mezzanine Facility Agreement.

2.

CONDITIONS PRECEDENT

2.1

This Supplemental Mezzanine Facility Agreement and the amendments to the Mezzanine Facility Agreement referred to herein shall only come into effect if:-

(i)

the Agent has received all of the documents listed in Schedule 2 of this Supplemental Mezzanine Facility Agreement and each is, in form and substance, satisfactory to it;

(ii)

the Agent has determined to its reasonable satisfaction that no Event of Default or Potential Event of Default has occurred and is continuing;

(iii)

the Agent is satisfied that the representations and warranties given by the Borrower in terms of Clause 17.01 of the Mezzanine Facility Agreement which are repeated in accordance with the provisions of Clause 17.02 of the Mezzanine Facility Agreement are true and correct in all material respects on the date hereof; and

(iv)

the supplemental facility agreement entered into of even date herewith between the Borrower and certain of the parties hereto in relation to a senior facility has become unconditional.

2.2

If the Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of this Supplemental Mezzanine Facility Agreement then this Supplemental Mezzanine Facility Agreement will lapse and the amendments to be made in terms hereof will be of no effect.

3.

EXISTING ADVANCES

3.1

On the date of execution of this Supplemental Mezzanine Facility Agreement by the Arranger, the parties acknowledge and confirm that the amount outstanding under Tranche A is £24,000,000.

4.

AMENDMENTS TO THE FACILITY AGREEMENT

4.1

Subject to the terms of this Supplemental Mezzanine Facility Agreement, the Mezzanine Facility Agreement shall be amended and restated in the form set out as Schedule 3 to this Supplemental Mezzanine Facility Agreement.

4.2

Subject to the terms of this Supplemental Mezzanine Facility Agreement, the Mezzanine Facility Agreement shall remain in full force and effect. This Supplemental Mezzanine Facility Agreement and the Mezzanine Facility Agreement shall be treated as one document so that, upon the Mezzanine Facility Agreement being amended and restated as mentioned above, all references to the Mezzanine Facility Agreement shall be treated as references to the Mezzanine Facility Agreement set out as Schedule 3 to this Supplemental Mezzanine Facility Agreement.

5.

REPRESENTATIONS AND WARRANTIES

5.1

The Borrower represents and warrants to the Agent, the Arranger and the Lenders on the date hereof in terms of Clause 17.01 of the Mezzanine Facility Agreement in accordance with the provisions of Clause 17.02 of the Mezzanine Facility Agreement.

5.2

The Borrower represents and warrants to the Agent, the Arranger and the Lenders on the date hereof that:-

(i)

the Supplemental Mezzanine Facility Agreement constitutes a legal, valid and binding obligation of it and (subject to the Reservations) is enforceable in accordance with its terms;

(ii)

the execution and delivery of the Supplemental Mezzanine Facility Agreement and the performance by each member of the Group of its respective obligations thereunder will not contravene any existing law, statute, rule, regulation, judgement, decree or permit to which it is subject or its memorandum or articles of association or equivalent constitutional documents;

(iii)

no Event of Default has occurred and is continuing;

(iv)

the execution of the Supplemental Mezzanine Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder will not result in the existence of or have the immediate effect as at the date hereof of obliging any member of the Group to create any encumbrance over all or any of its subsidiaries' present or future revenues or assets other than as permitted by the Financing Documents;

(v)

the execution of the Supplemental Mezzanine Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party, the breach of which will cause a Material Adverse Effect;

(vi)

the structure and ownership of the Group is as set out in Schedule 6 of the Mezzanine Facility Agreement;

(vii)

all written information provided by the Borrower and its agents and advisers to the Agent or the Lenders in connection with the ITV Head of Terms was true in all material respects as at the date it was provided and all projections and statements of belief made by or on behalf of the Borrower were based on reasonable assumptions and were made in good faith;

(viii)

no encumbrance exists over all or any of the present or future revenues, assets or share capital of any member of the Group other than Permitted Encumbrances;

(ix)

no member of the Group has any indebtedness other than Permitted Indebtedness;

(x)

the execution of the ITV Heads of Terms and exercise by it and each of its Subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party which breach would have a material adverse effect.

6.

GENERAL

Clauses 35, 36, 37, 38, 40 and 41 of the Mezzanine Facility Agreement shall be deemed to be incorporated in this Supplemental Mezzanine Facility Agreement as if set out herein.

7.

FEES AND EXPENSES

7.1

On the date of first drawdown of Tranche B in accordance with the terms of the Mezzanine Facility Agreement, the Borrower shall pay to the Agent an arrangement fee of £15,000 which shall be debited to the current account of the Borrower with the Agent.

7.2

The Borrower will make payment to the Agent of all costs and expenses (including VAT, legal fees and reasonable out of pocket expenses) incurred by it in connection with the negotiation, preparation and execution of this Supplemental Mezzanine Facility Agreement.

8.

COUNTERPARTS

This Supplemental Mezzanine Facility Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement.

9.

GOVERNING LAW AND JURISDICTION

This Supplemental Mezzanine Facility Agreement is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Agreement has been signed by a duly authorised representative of each of the parties hereto on the date first above written.

SCHEDULE 1

The Lenders

The Governor and Company of the Bank of Scotland.

SCHEDULE 2

Conditions Precedent Documents

1.

Constitutional Documents

(i)

confirmation from the Borrower that the constitutional documents for each member of the Group have not been amended since 15 October 2001;

(ii)

a copy, certified a true copy by a duly authorised officer of the Borrower of a board resolution of the Borrower and each other relevant member of the Group, approving execution, delivery and performance of the Financing Documents to be entered into on or around the date hereof to which it is a party and the terms and conditions thereof and authorising a named person or persons to execute the Financing Documents to be entered into on or around the date hereof to which it is a party and any documents to be delivered by the Borrower, and others pursuant hereto or thereto; and

(iv)

a certificate of a duly authorised officer of the Borrower setting out the names and signatures of the persons authorised to execute, on behalf of each of the Borrower and each other relevant member of the Group, the Financing Documents to be entered into on or around the date hereof and any documents to be delivered by the Borrower and each other relevant member of the Group pursuant hereto or thereto.

2.

Senior Debt

A copy of the supplemental senior facility agreement entered into on or around the date hereof in relation to the Senior Facility Agreement incorporating a consent to the provision of the increased Facility in accordance with the terms of this Supplemental Mezzanine Facility Agreement.

3.

ITV Arrangements

3.1

The projections dated 4th February 2002 and provided by the Borrower in a form acceptable to the Agent in relation to the proposed ITV venture.

3.2

Copies, certified as a true copy by a duly authorised officer of the Borrower of the ITV Heads of Terms together with all related appendices and documents referred to therein.

4.

Miscellaneous

4.1

A legal opinion from Simcocks in a form acceptable to the Agent and the Lenders.

4.2

A copy of the supplemental intercreditor deed entered into on or around the date hereof in relation to the Intercreditor Deed.

5.

Others

A copy of the supplemental overdraft facility letter entered into or around the date hereof in relation to the Overdraft Facility Letter.

SCHEDULE 3

FORM OF MEZZANINE FACILITY AGREEMENT

Dated 10th August 2000

(as amended on 15th October 2001 and 24th September 2002)

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE LENDERS LISTED HEREIN

Dickson Minto W.S.
Edinburgh

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CONTENTS

Clause	Page No.

Part 1
THE FACILITY

1.

The Facility

14

2.

Purpose and Application of Advances

14

3.

Conditions Precedent

14

4.

Nature of Lenders' Obligations

15

5.

Rights of Borrower

15

Part 2
AVAILABILITY OF THE FACILITY

6.

Availability of the Facility

16

Part 3
INTEREST

7.

Interest Periods

18

8.

Interest

18

9.

Alternative Interest Rates

19

Part 4
REPAYMENT, CANCELLATION AND PREPAYMENT

10.

Repayment and Re-Utilisation

21

11.

Cancellation and prepayment

22

Part 5
CHANGES IN CIRCUMSTANCES

12.

Taxes

24

13.

Tax Receipts

25

14.

Increased Costs

26

15.

Illegality

27

16.

Mitigation

28

Part 6
REPRESENTATIONS AND WARRANTIES, COVENANTS
AND EVENTS OF DEFAULT

17.

Representations and Warranties

29

18.

Financial Information and Board Representation

32

19.

Covenants

35

20.

Financial Covenants

40

21.

Events of Default

41

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Clause	Page No

.
Part 7
DEFAULT INTEREST AND INDEMNITY

22.

Default Interest and Indemnity

45

Part 8
PAYMENTS

23.

Currency of Account and Payment

47

24.

Payments

47

25.

Set-off

49

26.

Re-distribution of Payments

49

Part 9
FEES, COSTS AND EXPENSES

27.

Fees

50

28.

Costs and Expenses

50

Part 10
AGENCY PROVISIONS

29.

The Agent, the Arranger and the Lenders

52

Part 11
ASSIGNMENTS AND TRANSFERS

30.

Benefit of Agreement

57

31.

Assignments and Transfers by Borrower

57

32.

Assignments and Transfers by Lenders

57

33.

Disclosure of Information

58

34.

Syndication

59

Part 12
MISCELLANEOUS

35.

Calculation and Evidence of Debt

60

36.

Remedies and Waivers

60

37.

Partial Invalidity

61

38.

Amendments

61

39.

Further Security

61

40.

Notices

61

41.

Interpretation

62

42.

Counterparts

62

43.

Announcements

62

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Clause	Page No

Part 13
LAW AND JURISDICTION

44.

Law and Jurisdiction

63

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THE SCHEDULES

Page No.

Schedule 1

:

The Lenders

65

Schedule 2

:

Condition Precedent Documents

66

Schedule 3

:

Form of Drawdown Notice

67

Schedule 4

:

Mandatory Costs Formula

69

Schedule 5

:

Permitted Encumbrances

72

Schedule 6

:

Group Organisation Chart

73

Schedule 7

:

Initial Securities

74

Schedule 8

:

Permitted Indebtedness

75

Schedule 9

:

Transfer Certificate

76

Schedule 10

:

Interpretation

80

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THIS MEZZANINE FACILITY AGREEMENT is the amended and restated form of a mezzanine facility agreement originally made the 10th day of August 2000 and in its amended and restated form is made

BETWEEN

(1)

SPORTECH PLC (formerly known as Rodime plc) a company incorporated in Scotland with limited liability (registered number 69140) with its registered office situated at 249 West George Street, Glasgow G2 4RB (the “Borrower”);

(2)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of The Mound, Edinburgh EH1 lYZ as agent (the “Agent”) for and on behalf of the Lenders (as hereinafter defined);

(3)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND as arranger of the address aforesaid (in this capacity the “Arranger”);

(4)

THE LENDERS named in Schedule 2.

WHEREAS the Borrower has requested the Lenders to afford the Facility upon the terms and conditions of this Agreement and the Lenders have agreed to do so.

NOW IT IS HEREBY AGREED as follows:

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